[STANTEC LOGO]




                                  STANTEC INC.



                           ------------------------------

                           BUSINESS ACQUISITION REPORT

                           ------------------------------



                                November 25, 2005

                                  Stantec Inc.
                                 Form 51-102 F4
                           Business Acquisition Report


Item 1 Identity of Company

1.1  Name and Address of Company

     Stantec Inc. ("Stantec")
     10160 - 112 Street
     Edmonton, Alberta
     Canada T5K 2L6


1.2  Executive Officer

     Jeffrey S. Lloyd
     Vice President, Secretary and General Counsel
     Telephone:  (780) 917-7016.


Item 2 Details of Transaction

2.1  Nature of Business Acquired

     On September 15, 2005, Stantec indirectly acquired (the "Acquisition") all of the issued and outstanding shares of The Keith Companies, Inc. ("Keith") by virtue of the merger of Keith with Stantec Consulting Delaware LLC, a wholly-owned subsidiary of Stantec. Keith was a full service engineering and consulting services firm providing professional services on a wide range of projects to the real estate development, public works/infrastructure and energy/industrial industries. Keith had a diverse public and private client base, including real estate developers, residential and commercial builders, architects, cities, counties, water districts, state and federal agencies, land owners, commercial retailers, energy providers and various manufacturers.


2.2  Date of Acquisition

     September 15, 2005.


2.3  Consideration

     The shareholders of Keith had the right to select the form of merger consideration in the form of either (a) a mix of cash and Stantec common shares; (b) all Stantec common shares; or (c) all cash (subject to payment of a mix of cash and Stantec shares in certain circumstances under the terms of the merger agreement). The consideration requested pursuant to these elections was as follows:

     o Mixed Consideration: Valid elections to receive mixed consideration of US$11.00 and 0.4053 Stantec common shares were made with respect to 4,537,183.73 shares of Keith common stock. This included 880,820.12 shares of Keith common stock for which no election was made, but which pursuant to the merger agreement, were deemed to have elected mixed consideration.

     o Share Consideration: Valid elections to receive 0.7558 Stantec common shares for each share of Keith common stock were made with respect to 957,167.32 shares of Keith common stock; and

     o Cash Consideration: Valid elections to receive US$23.7175 in cash for each share of Keith common stock were made with respect to 2,719,715.95 shares of Keith common stock.

     The Stantec common share consideration election and cash consideration election were subject to proration calculations so that, in the aggregate, Stantec issued 3,328,776 common shares valued at US$105,959,000 (C$125,540,000), and paid US$90,363,000 (C$107,062,000) in cash consideration for a total purchase consideration of US$196,322,000 (C$232,602,000) to former Keith shareholders. The cash consideration was drawn on Stantec's C$160 million credit facility. Based on these final results of the elections, the merger consideration paid to former Keith shareholders was as follows:

     o Mixed Consideration: Former Keith shareholders who validly elected mixed consideration or made no election received US$11.00 and 0.4053 Stantec common shares for each share of Keith common stock.

     o Share Consideration: Former Keith shareholders who validly elected to receive stock consideration received 0.7558 Stantec common shares for each share of Keith common stock.

     o Cash Consideration: Former Keith shareholders who validly elected cash consideration received (1) US$14.87 in cash and (2) 0.2819 Stantec common shares for each share of Keith common stock.

     Pursuant to the merger agreement, fractional shares of Stantec common shares were not issued. In lieu thereof, former Keith shareholders with fractional share interest of Stantec common shares received cash for their fractional share interest based on US$31.3805 per Stantec common share.


2.4  Effect on Financial Position

     Keith operated a similar business to Stantec. Upon completion of the Acquisition, Stantec began the integration of Keith's business into Stantec's existing organization including converting their operations to our enterprise management system. The business of Keith is carried on through various Stantec entities. Upon the consummation of the merger, the officers and the members of the board of directors of Keith were no longer officers or members of the board of directors of the surviving corporation. Aram H. Keith, the former

     Chairman and Chief Executive Officer of Keith, has become a director and Vice Chairman of Stantec. The Acquisition supplements Stantec's existing strength in the Urban Land practice area and increases the depth and breadth of Stantec's multidiscipline engineering and consulting services in the western and mid-western United States.

     See also the pro forma consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 accompanied by a compilation report and the accompanying notes in Item 3 of this form.


2.5  Prior Valuations

     Not applicable.


2.6  Parties to Transaction

     Prior to the Acquisition, none of the parties, other than Stantec Consulting Delaware LLC, Stantec's wholly-owned subsidiary, was an informed person or an associate or affiliate of Stantec.


2.7  Date of Report

     November 25, 2005.


Item 3 Financial Statements

The following financial statements are attached to this business acquisition report:

     1) The pro forma consolidated statements of income for Stantec for the nine months ended September 30, 2005 and the year ended December 31, 2004 accompanied by a compilation report;

     2) The unaudited interim financial statements of Keith as at and for the three and six months ended June 30, 2005; and

     3) The audited annual consolidated financial statements of Keith as at and for the years ended December 31, 2004 and 2003. The auditors of Keith have not given their consent to include their audit report in this business acquisition report.

Item 3.1






STANTEC INC.

Unaudited Pro forma Consolidated Statements of Income
For the nine months ended September 30, 2005 and For the year ended December 31, 2004

                        COMPILATION REPORT ON PRO FORMA
                       CONSOLIDATED STATEMENTS OF INCOME

To the Directors of
Stantec Inc.

We have read the accompanying unaudited pro forma consolidated statements of income of Stantec Inc. (the "Company") for the nine month period ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures.

1. Compared the figures in the columns captioned "Stantec" to the unaudited interim consolidated financial statements of the Company for the nine month period ended September 30, 2005 and to the audited consolidated financial statements of the Company for the year ended December 31, 2004, as appropriate, and found them to be in agreement.

2. Compared the figures in the columns captioned "Keith" to the unaudited schedules of revenue and expenses of The Keith Companies Inc. for the period from January 1, 2005 to September 15, 2005, and the audited financial statements of The Keith Companies Inc. for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

     (a)  the basis for determination of the pro forma adjustments; and

     (b) whether the pro forma consolidated statements of income comply as to form in all material respects with the applicable regulatory requirements of the Canadian Securities Administrators.

     The officials:

     (a) described to us the basis for determination of the pro forma consolidated adjustments; and

     (b) stated that the pro forma consolidated statements of income comply as to form in all material respects with the applicable regulatory requirements of the Canadian Securities Administrators.

4. Read the notes to the unaudited pro forma consolidated statements of income and found them to be consistent with the basis described to us for determination of the pro forma consolidated adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Stantec" and `Keith" for the nine month period ended September 30, 2005 and the year ended December 31, 2004, and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statements of income, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.


                                                   /s/ Ernst & Young LLP
Edmonton, Canada
November 25, 2005                                  Chartered Accountants

                                  STANTEC INC.

                               UNAUDITED PRO FORMA
                        CONSOLIDATED STATEMENT OF INCOME
                  For the nine months ended September 30, 2005



                                                                       Stantec       Keith       Pro Forma Adjustments     Proforma
                                                                       -------       -----       ---------------------     --------
                                                                                    (note2)            (note 3)
                                                                        (In thousands of Canadian dollars except per share amounts)
INCOME
Gross revenue....................................................     $ 437,374    $ 103,795      $      --               $ 541,169
Less subconsultant and other direct expenses.....................        64,714        7,141             --                  71,855
                                                                        -------      -------        -------                 -------
Net revenue......................................................       372,660       96,654             --                 469,314
Costs of revenue.................................................            --       59,168        (59,168)(a)                  --
Direct payroll costs.............................................       163,861           --         42,402 (a)             206,263
                                                                        -------      -------        -------                 -------
Gross margin.....................................................       208,799       37,486         16,766                 263,051
Administrative and marketing expenses............................       149,119       44,342         15,013 (a)
                                                                                                         36 (b)
                                                                                                    (14,968)(c)
                                                                                                     (6,327)(d)             187,215
Depreciation of property and equipment...........................         8,762           --          1,753 (a)              10,515
Amortization of intangible assets................................           849           --          1,931 (e)               2,780
Net interest expense (income)....................................           283         (919)         1,664 (f)               1,028
Other income, net................................................          (421)         (26)            --                    (447)
                                                                        -------      -------        -------                 -------
Income (loss) before income taxes................................        50,207       (5,911)        17,664                  61,960
Income tax expense...............................................        17,573        2,866          1,910 (g)              22,349
                                                                        -------      -------        -------                 -------
Net income (loss)................................................        32,634       (8,777)        15,754                  39,611
                                                                        =======      =======        =======                 =======
Earnings per share
Basic earnings per share.........................................          1.71                                               1.78
Diluted earnings per share.......................................          1.66                                               1.74
Weighted average number of common shares outstanding
Basic (in thousands).............................................        19,116                      3,146 (h)              22,262
Diluted (in thousands)...........................................        19,618                      3,201 (h)              22,819

See accompanying notes to unaudited pro forma consolidated statements of income.

                                  STANTEC INC.

                               UNAUDITED PRO FORMA
                        CONSOLIDATED STATEMENT OF INCOME
                      For the year ended December 31, 2004


                                                                                                                         Pro Forma
                                                                       Stantec       Keith       Pro Forma Adjustments  Consolidated
                                                                       -------       -----       ---------------------  -----------
                                                                                    (note2)            (note 3)
                                                                        (In thousands of Canadian dollars except per share amounts)

INCOME
Gross revenue....................................................     $ 520,879    $ 137,740      $      --              $ 658,619
Less subconsultant and other direct expenses.....................        71,728       11,234             --                 82,962
                                                                        -------      -------        -------                -------
Net revenue......................................................       449,151      126,506             --                575,657
Costs of revenue.................................................            --       78,925        (78,925)(a)                 --
Direct payroll costs.............................................       205,513           --         58,989 (a)            264,502
                                                                        -------      -------        -------                -------
Gross margin.....................................................       243,638       47,581         19,936                311,155
Administrative and marketing expenses............................       183,739       30,089         17,350 (a)
                                                                                                        900 (b)            232,078
Depreciation of property and equipment...........................        11,986           --          2,586 (a)             14,572
Amortization of intangible assets................................           927           --          3,874 (e)              4,801
Net interest expense (income)....................................         2,805         (629)         2,218 (f)              4,394
Other income, net................................................          (479)         (60)            --                   (539)
                                                                        -------      -------        -------                -------
Income before income taxes.......................................        44,660       18,181         (6,992)                55,849
Income tax expense...............................................        14,470        7,149         (2,686)(g)             18,933
                                                                        -------      -------        -------                -------
Net income.......................................................        30,190       11,032         (4,306)                36,916
                                                                        =======      =======        =======                =======
Earnings per share
Basic earnings per share.........................................          1.63                                              1.69
Diluted earnings per share.......................................          1.59                                              1.65
Weighted average number of common shares outstanding
Basic (in thousands).............................................        18,500                       3,329 (h)             21,829
Diluted (in thousands)...........................................        19,007                       3,387 (h)             22,394


See accompanying notes to unaudited pro forma consolidated statements of income.

                                  STANTEC INC.

                          NOTES TO UNAUDITED PRO FORMA
                        CONSOLIDATED STATEMENTS OF INCOME

1. Basis of Presentation

     The accompanying unaudited pro forma consolidated statements of income give effect to the acquisition of The Keith Companies, Inc. (Keith) by Stantec Inc. (Stantec) and are prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and have been presented in Canadian dollars. The unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and for the year ended December 31, 2004 give effect to the acquisition as if the acquisition had occurred as of January 1, 2004.

     On September 15, 2005, Stantec acquired the shares and business of Keith for a combination of cash consideration and Stantec common shares. Under the terms of the merger agreement, a Keith shareholder was entitled to receive for each share of Keith common stock a) US$11.00 in cash; b) 0.23 Stantec common stock; and c) US$5.50 worth of Stantec common stock to be calculated by dividing US$5.50 by the simple average of the weighted average sales price of the Stantec common stock on the Toronto Stock Exchange (TSX) for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day.

     At the date of merger, all of Keith's stock options were cancelled with no further rights. Prior to closing, Keith offered to purchase all unvested stock options for a cash payment equal to US $16.50 per share option plus the cash value of 0.23 Stantec common shares per share option, based on the average trading price prior to the acquisition less the exercise price of the options. All outstanding vested Keith stock options were exercised with a portion of the stock options being surrendered in lieu of a cash payment for the exercise price and the tax withholdings arising on the exercise of the options. Each unvested restricted share issued under the Keith stock option plan was substituted with
0.23 common shares of Stantec common shares and that number of shares of Stantec common shares equal to US$16.50 divided by the average 20-day trading price of Stantec common stock ending on the second trading day prior to the closing of the merger, converted to U.S. dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. These Stantec common shares exchanged for the unvested Keith restricted stock are subject to similar restrictions to that which the unvested restricted stock were subject to under Keith.

     The accompanying unaudited pro forma consolidated statements of income were prepared using the results of operations from the audited consolidated financial statements of Stantec and Keith as at December 31, 2004 and for the year then ended, and the unaudited interim consolidated statements of Stantec as at September 30, 2005 and for the nine month period then ended, and the unaudited consolidated statements of Keith as at September 15, 2005 and for the 258 day period then ended. The accounting policies used in the preparation of the unaudited pro forma consolidated statements of income are those described in Stantec's audited consolidated financial statements for the year ended December 31, 2004, available on www.SEDAR.com. The acquisition of Keith by Stantec is accounted for in Stantec's September 30, 2005 consolidated statements using the purchase method of accounting and the results of earnings since the date Stantec acquired Keith are included in the September 30, 2005 statement of income. The purchase price allocation for the Keith acquisition has not yet been finalized.

     The unaudited pro forma consolidated statements of income should be read in conjunction with the description of the transaction, the historical consolidated financial statements and notes thereto of Keith for the year ended December 31, 2004 and for the six month period ended June 30, 2005 included in this business acquisition report, and the audited consolidated financial statements of Stantec for the year ended December 31, 2004 and the accompanying notes thereto available on www.SEDAR.com.

     In management's opinion, the underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the transactions covered by the unaudited pro forma consolidated statements of income. These pro forma adjustments are tentative and are based on available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements of Stantec will depend on a number of factors. In particular, the allocation of the purchase price to the net assets acquired will be reviewed following a more precise measurement of fair values, currently underway. Therefore, the actual adjustments will differ from the pro forma adjustments. Management believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to these assumptions and are properly applied in the unaudited pro forma consolidated statements of income.

     The unaudited pro forma consolidated statements of income are not intended to reflect the results of operations that would have actually been obtained had the acquisition of Keith and adjustments been carried out on the dates indicated above. Further, the unaudited pro forma consolidated statements of income do not purport to represent Stantec's results of operation for any future period. The resulting effect on income from continuing operations may differ materially from the unaudited pro forma amounts herein.

2. Conversion of Keith's Historical Financial Statements to Canadian Dollars

     The unaudited pro forma consolidated statements of income are presented in Canadian dollars and in accordance with Canadian GAAP. Keith's consolidated statement of income data for the year ended December 31, 2004 was converted from US dollars to Canadian dollars using the average exchange rate for the year (C$1.3075 per US$1.0000). Keith's consolidated statement of loss data for the 258 day period ended September 15, 2005 was converted from US dollars to Canadian dollars using the average exchange rate for the period (C$1.2241 per US$1.0000). The following schedule presents the conversion of Keith's statement of loss and statement of income data from US dollars to Canadian dollars.

                            THE KEITH COMPANIES, INC.

                       CONSOLIDATED STATEMENT OF LOSS DATA
                 For the 258 Day Period Ended September 15, 2005


                                                        US$           C$
                                                    -----------    ----------
                                                    (In thousands of dollars)
INCOME
Gross revenue..................................        84,793       103,795
Subcontractor costs............................         5,834         7,141
                                                       ------       -------
Net revenue....................................        78,959        96,654
Costs of revenue...............................        48,336        59,168
                                                       ------       -------
Gross profit...................................        30,623        37,486
Selling, general and administrative expenses...        36,224        44,342
                                                       ------       -------
Loss from operations...........................        (5,601)       (6,856)
Interest income, net...........................           751           919
Other income, net..............................            21            26
                                                       ------       -------
Loss before provision for income taxes.........        (4,829)       (5,911)
Provision for income taxes.....................         2,341         2,866
                                                       ------       -------
Loss from continuing operations................        (7,170)       (8,777)
                                                       =======      ========



                            THE KEITH COMPANIES, INC.

                      CONSOLIDATED STATEMENT OF INCOME DATA
                      For the Year Ended December 31, 2004


                                                        US$            C$
                                                    -----------    ----------
                                                    (In thousands of dollars)
INCOME
Gross revenue..................................       105,346        137,740
Subcontractor costs............................         8,592         11,234
                                                      -------        -------
Net revenue....................................        96,754        126,506
Costs of revenue...............................        60,363         78,925
                                                      -------        -------
Gross profit...................................        36,391         47,581
Selling, general and administrative expenses...        23,013         30,089
                                                      -------        -------
Income from operations.........................        13,378         17,492
Interest income, net...........................           481            629
Other income, net..............................            46             60
                                                      -------        -------
Income before provision for income taxes.......        13,905         18,181
Provision for income taxes.....................         5,468          7,149
                                                      -------        -------
Income from continuing operations..............         8,437         11,032
                                                      =======        =======

3. Pro Forma Assumptions and Adjustments

     On September 15, 2005, as described in note 1, Stantec acquired the shares and business of Keith for a combination of cash consideration and Stantec common shares. Under the terms of the agreement, the number of common shares issued as consideration was based on the average sales price of the Stantec common stock on the Toronto Stock Exchange for each of the 20 trading days ended on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. The cash and share consideration were as follows:

                                                                  In US    In C
                                                                 $000's   $000's
                                                                -------  -------
Cash consideration............................................   90,363  107,062
Share consideration (3,328,776 of Stantec common shares)......  105,959  125,540
                    ----------                                  -------  -------
Total purchase consideration..................................  196,322  232,602
                                                                =======  =======



     The exchange rate in effect at the transaction date was C$1.1848 per US $1.0000. The purchase price has been allocated to the fair value of Keith's identified assets and liabilities in accordance with the purchase method as follows:

                                                               In US      In C
                                                              $000's     $000's
                                                              ------     ------
Assets and liabilities acquired:
Cash acquired..............................................    18,632    22,075
Restricted cash acquired...................................    26,065    30,882
Non-cash working capital...................................    11,096    13,147
Property and equipment.....................................     4,184     4,957
Goodwill...................................................   132,106   156,520
Other long-term assets.....................................       495       586
Intangible assets
    Client relationships...................................     7,250     8,589
    Contract backlog.......................................     3,128     3,706
    Lease agreements.......................................       599       710
Future income taxes........................................    (7,643)   (9,056)
Other long-term liabilities including deferred income tax..      (588)     (697)
Deferred stock compensation................................       998     1,183
                                                               ------    ------
Net assets acquired........................................   196,322   232,602
                                                              =======   =======

     The purchase price allocation will remain preliminary and subject to adjustment until Stantec is able to complete the valuation of significant intangible assets acquired, and the final financial statements and income tax returns have been prepared and accepted by Stantec.

     The following adjustments were made in the unaudited pro forma consolidated statements of income to reflect the transaction described above. These adjustments are reflected in the unaudited pro forma consolidated statements of income using the average exchange rate for the nine months ended September 30, 2005 of C$1.2241 per US$1.0000 and for the year ended December 31, 2004 of C$1.3075 per US$1.0000.

          (a) To reclassify Keith's non direct payroll costs and depreciation expense to conform to Stantec's historical presentation.

          (b) To reflect the additional compensation expense that would have been recorded in the nine months ended September 30, 2005 and for the year ended December 31, 2004 for the vesting of restricted shares issued as part of the acquisition.

          (c) To adjust operating results for Keith for the 258 day period ended September 15, 2005 for certain pre-acquisition compensation expenditures incurred by Keith directly related to the acquisition. The unaudited pro forma consolidated statements of income give effect to these expenditures as part of the fair value of the net assets acquired and therefore, are added back to Keith's statement of loss for the 258 day period ended September 15, 2005:

          o The outstanding vested Keith stock options were exercised with a portion of the stock options being surrendered in lieu of a cash payment for the exercise price. The amount expensed in Keith's 2005 consolidated statement of loss as a result of this transaction was C$8,373,000 (US$ 6,840,000).

          o Keith offered to purchase all unvested Keith stock options at a price equal to US$16.50 plus the cash value of 0.23 Stantec common shares, based on the average trading price prior to the acquisition, less the exercise price of the options. The amount expensed in Keith's 2005 consolidated statement of loss as a result of this offer was C$2,252,000 (US$1,840,000).

          o Keith paid employee severance and change of control payments prior to the close of the merger of C$4,343,000 (US$3,548,000).

          (d) To adjust operating results for Keith for the 258 day period ended September 15, 2005 for certain pre-acquisition costs incurred by Keith directly related to the acquisition. In 2005, Keith incurred C$6,327,000 (US$5,168,787) in pre-acquisition costs including the cost of a fairness opinion of C$4,961,000 (US$4,053,000) and other professional fees. These costs are not deductible for taxation purposes. The pro forma consolidated statements of income give effect to these expenditures as part of the fair value of the net assets acquired in the purchase price allocation and therefore, are added back to Keith's statement of loss for the 258 day period ended September 15, 2005.

          (e) To record the amortization of intangible assets acquired from Keith based on their estimated fair market value and estimated useful lives in the amount of C$1,931,000 for the nine months ended September 30, 2005 (December 31, 2004 - C$3,874,000). For purposes of these unaudited pro forma consolidated statements of income, the client relationships are being amortized over a period of 10 years, the contract backlog is being amortized over 18 months, and the favorable premise leases are being amortized over 47 months. These are management's best estimates of the expected useful lives of these intangible assets. The actual expected useful lives of these intangible assets could differ when the purchase price allocation is completed.

          (f) To reflect additional financing costs of C$1,664,000 for the nine months ended September 30, 2005 and C$2,218,000 for the year ended December 31, 2004 as a result of the additional bank indebtedness financing of C$54,105,000 arising on the acquisition at an expected interest rate of 4.1%.

          (g) To reflect the impact on tax expense associated with the additional interest costs, compensation cost, amortization of intangible assets, and the adjustment for merger costs mentioned above. The net increase in taxes is C$1,910,000 for the nine months ended September 30, 2005 and the net decrease in taxes is C$2,686,000 for the year ended December 31, 2004.

          (h) The unaudited pro forma earnings per share, both basic and diluted, is computed by dividing the pro forma income by the pro forma weighted average number of common shares outstanding on a basic and diluted basis. For the year ended December 31, 2004, the pro forma weighted average number of shares outstanding were computed by adding the unrestricted common shares issued in the acquisition of 3,328,776 to the weighted average number of common shares used in the computation of Stantec's historical basic earnings per share and 3,387,472 unrestricted and restricted shares to the weighted average number of shares used in the computation of Stantec's historical diluted earnings per share of the period presented. For the nine months ended September 30, 2005, the pro forma weighted average number of shares outstanding (basic and diluted) were computed in the same manner noted above, after adjusting for the impact of the weighted average number of shares associated with the Keith acquisition reflected within the Stantec's unaudited interim financial statements for the nine month period ended September 30, 2005 (basic - 182,900; diluted - 186,125).

Item 3.2






THE KEITH COMPANIES, INC. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements
As at and for the three and six month ended June 30, 2005

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets




                                                                                          June 30,          December 31,
                                                                                           2005                 2004
                                                                                        -----------         ------------
                                                                                        (Unaudited)
                                     Assets
Current assets:
   Cash and cash equivalents                                                           $ 43,923,000        $ 7,819,000
   Securities available-for-sale, at fair value                                                  --         34,325,000
   Contracts and trade receivables, net of allowance for doubtful accounts of $1,407,000 and $1,069,000 at June 30, 2005 and December
     31, 2004, respectively                                                              16,743,000         16,452,000
   Costs and estimated earnings in excess of billings                                    12,993,000         10,470,000
   Prepaid expenses and other current assets                                              1,275,000            928,000
                                                                                       ------------        -----------

        Total current assets                                                             74,934,000         69,994,000

Equipment and leasehold improvements, net                                                 4,640,000          4,643,000
Goodwill                                                                                 23,059,000         23,059,000
Other assets                                                                                727,000            273,000
                                                                                       ------------        -----------

       Total assets                                                                    $103,360,000        $97,969,000
                                                                                       ============        ===========

                      Liabilities and Shareholders' Equity

Current liabilities:
   Trade accounts payable                                                               $ 1,575,000        $ 1,685,000
   Accrued employee compensation                                                          7,059,000          5,445,000
   Current portion of deferred tax liabilities                                            1,661,000          1,661,000
   Other accrued liabilities                                                              3,724,000          3,809,000
   Billings in excess of costs and estimated earnings                                     1,732,000          1,922,000
                                                                                       ------------        -----------

        Total current liabilities                                                        15,751,000         14,522,000

Deferred tax liabilities                                                                  1,125,000          1,125,000
Accrued rent                                                                                514,000            401,000
                                                                                       ------------        -----------

        Total liabilities                                                                17,390,000         16,048,000
                                                                                       ------------        -----------

Shareholders' equity:
   Preferred stock, $0.001 par value. Authorized 5,000,000 shares; no shares
     issued or outstanding                                                                       --                 --
   Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding 7,996,064 and 7,920,903 shares at June 30, 2005 and December
     31, 2004, respectively                                                                   8,000              8,000
   Additional paid-in-capital                                                            49,080,000         48,114,000
   Deferred stock compensation                                                           (1,315,000)          (867,000)
   Retained earnings                                                                     38,197,000         34,666,000
                                                                                       ------------        -----------

        Total shareholders' equity                                                       85,970,000         81,921,000
                                                                                       ------------        -----------

        Total liabilities and shareholders' equity                                     $103,360,000        $97,969,000
                                                                                       ============        ===========


See accompanying notes to the consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                        Consolidated Statements of Income
                                   (Unaudited)

                                                                                Three Months Ended           Six Months Ended
                                                                                     June 30,                     June 30,
                                                                             ------------------------     ------------------------
                                                                                2005          2004           2005          2004
                                                                             ------------------------     ------------------------
Gross revenue                                                                $30,275,000  $26,808,000     $58,113,000  $51,304,000
Subcontractor costs                                                            1,941,000    2,328,000       3,871,000    4,361,000
                                                                              ----------   ----------      ----------   ----------
       Net revenue                                                            28,334,000   24,480,000      54,242,000   46,943,000
Costs of revenue                                                              17,533,000   15,255,000      33,650,000   29,737,000
                                                                              ----------   ----------      ----------   ----------
       Gross profit                                                           10,801,000    9,225,000      20,592,000   17,206,000
Selling, general and administrative expenses                                   8,022,000    5,833,000      14,865,000   11,424,000
                                                                              ----------   ----------      ----------   ----------
       Income from operations                                                  2,779,000    3,392,000       5,727,000    5,782,000
Interest income, net                                                             270,000       81,000         455,000      150,000
Other income, net                                                                 15,000       26,000          29,000       25,000
                                                                              ----------   ----------      ----------   ----------

        Income before provision for income taxes and discontinued
           operations                                                          3,064,000    3,499,000       6,211,000    5,957,000

Provision for income taxes                                                     1,478,000    1,364,000       2,680,000    2,323,000
                                                                              ----------   ----------      ----------   ----------
       Income from continuing operations                                       1,586,000    2,135,000       3,531,000    3,634,000
Loss from discontinued operations, net of income
        taxes                                                                        --        47,000              --       47,000
                                                                              ----------   ----------      ----------   ----------
           Net income                                                        $ 1,586,000  $ 2,088,000     $ 3,531,000  $ 3,587,000
                                                                              ==========   ==========      ==========   ==========
Earnings per share from continuing operations:
        Basic                                                                     $ 0.20       $ 0.27          $ 0.45       $ 0.47
                                                                              ==========   ==========      ==========   ==========
        Diluted                                                                   $ 0.19       $ 0.27          $ 0.43       $ 0.45
                                                                              ==========   ==========      ==========   ==========
Earnings (loss) per share from discontinued operations,
   net of income taxes:
        Basic                                                                       $ --      $ (0.01)           $ --      $ (0.01)
                                                                              ==========   ==========      ==========   ==========
        Diluted                                                                     $ --      $ (0.01)           $ --      $ (0.01)
                                                                              ==========   ==========      ==========   ==========
Earnings per share:
        Basic                                                                     $ 0.20       $ 0.27          $ 0.45       $ 0.46
                                                                              ==========   ==========      ==========   ==========
        Diluted                                                                   $ 0.19       $ 0.26          $ 0.43       $ 0.45
                                                                              ==========   ==========      ==========   ==========
Weighted average number of shares outstanding:
        Basic                                                                  7,878,250    7,782,149       7,863,898    7,742,858
                                                                              ==========   ==========      ==========   ==========
        Diluted                                                                8,195,164    8,020,844       8,157,316    8,012,873
                                                                              ==========   ==========      ==========   ==========


        See accompanying notes to the consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                                  (Unaudited)


                                                                       For the Six Months Ended
                                                                               June 30,
                                                                    --------------------------------
                                                                         2005              2004
                                                                    --------------   ---------------
Cash flows from operating activities:
   Net income                                                        $ 3,531,000      $ 3,587,000
   Adjustments to reconcile net income to net cash provided
     by operating activities:
        Depreciation and amortization                                  1,011,000          991,000
        Gain on sale of equipment                                        (11,000)         (11,000)
        Tax benefit from exercise of stock options                       102,000          197,000
        Deferred stock compensation expense                              303,000           92,000
        Changes in operating assets and liabilities:
          Contracts and trade receivables, net                          (255,000)       3,829,000
          Costs and estimated earnings in excess of billings          (2,523,000)      (2,357,000)
          Prepaid expenses and other assets                             (801,000)        (260,000)
          Trade accounts payable and accrued liabilities               1,496,000          161,000
          Billings in excess of costs and estimated earnings            (190,000)          35,000
                                                                    ------------      -----------
            Net cash provided by operating activities                  2,663,000        6,264,000
                                                                    ------------      -----------

Cash flows from investing activities:
        Additions to equipment and leasehold improvements             (1,159,000)      (1,652,000)
        Proceeds from sales of securities                             59,925,000        6,100,000
        Purchases of securities                                      (25,600,000)      (9,850,000)
        Proceeds from sales of equipment                                 162,000           16,000
                                                                    ------------      -----------
          Net cash provided by (used in) investing activities         33,328,000       (5,386,000)
                                                                    ------------      -----------
Cash flows from financing activities:
        Net proceeds from stock options and restricted shares            113,000          377,000
                                                                    ------------      -----------
          Net cash provided by financing activities                      113,000          377,000
                                                                    ------------      -----------
          Net increase in cash and cash equivalents                   36,104,000        1,255,000
Cash and cash equivalents, beginning of period                         7,819,000        4,277,000
                                                                    ------------      -----------
Cash and cash equivalents, end of period                            $ 43,923,000      $ 5,532,000
                                                                    ============      ===========

See supplemental cash flow information at Note 7.


        See accompanying notes to the consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                  (unaudited)

1.   Basis of Presentation

     The accompanying consolidated balance sheet as of June 30, 2005, the consolidated statements of income for the three and six months ended June 30, 2005 and 2004, and the consolidated statements of cash flows for the six months ended June 30, 2005 and 2004 are unaudited and in the opinion of management include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. All significant intercompany transactions have been eliminated and certain reclassifications have been made to prior periods' consolidated financial statements to conform to the current period presentation. The results of operations for these interim periods are not necessarily indicative of results for the full year. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Annual Report on Form 10-K of The Keith Companies, Inc. (together with its subsidiaries, the "Company" or "TKCI") for the year ended December 31, 2004 as certain disclosures which would substantially duplicate those contained in such audited financial statements have been omitted from this report.

2.   Accounting for Stock Options

     The Company accounts for its stock options and restricted shares in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has not recorded any compensation expense related to the granting of options. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation," permits entities to recognize the fair value of all stock-based awards on the date of grant as an expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25; however, SFAS No. 148, "Accounting for Stock Based Compensation - Transition and Disclosure," requires pro forma net income disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure specified by SFAS No. 148. The Company, however, has recorded approximately $100,000 and $187,000, net of taxes, of compensation expense related to restricted shares for the three and six months ended June 30, 2005, respectively, and $36,000 and $56,000, net of taxes, for the three and six months ended June 30, 2004.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options (using the Black-Scholes method) and restricted shares under SFAS No. 123, the Company's net income, and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


                                                                       For the Three Months         For the Six Months
                                                                          Ended June 30,              Ended June 30th
                                                                     -------------------------   -----------------------
                                                                         2005          2004         2005         2004
                                                                     -----------   -----------   ----------   ----------
Net income:
    Net income, as reported                                           $1,586,000    $2,088,000   $3,531,000   $3,587,000
      Add: Employee compensation expense related to restricted
        shares included in net income, net of income taxes               100,000        36,000      187,000       56,000
      Deduct:  Stock-based employee compensation expense
        determined under the fair-value based method, net of
        income taxes                                                    (193,000)     (154,000)    (375,000)    (286,000)
                                                                      -----------   -----------  -----------  -----------
Pro forma net income                                                  $1,493,000    $1,970,000   $3,343,000   $3,357,000
                                                                      ===========   ===========  ===========  ===========

Basic earnings per share:
   As reported                                                            $ 0.20        $ 0.27       $ 0.45       $ 0.46
   Pro forma                                                              $ 0.19        $ 0.25       $ 0.43       $ 0.43

Diluted earnings per share:
   As reported                                                            $ 0.19        $ 0.26       $ 0.43       $ 0.45
   Pro forma                                                              $ 0.18        $ 0.25       $ 0.41       $ 0.42

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                  (unaudited)


3.   Earnings Per Share

     Basic earnings per share ("EPS") is computed by dividing net income during the period by the weighted average number of common shares outstanding during each period, excluding unvested restricted shares outstanding. Diluted EPS is computed by dividing net income during the period by the weighted average number of shares that would have been outstanding assuming the issuance of dilutive potential common shares as if outstanding during the reporting period including unvested restricted shares, net of shares assumed to be repurchased using the treasury stock method.

     The following is a reconciliation of the denominator for the basic EPS computation to the denominator of the diluted EPS computation:


                                                                                 For the Three Months       For the Six Months
                                                                                    Ended June 30,             Ended June 30,
                                                                                ----------------------    ----------------------
                                                                                  2005          2004        2005          2004
                                                                                ---------    ---------    ---------    ---------
Weighted average shares used for the basic EPS computation                      7,878,250    7,782,149    7,863,898    7,742,858
Incremental shares from the assumed exercise of dilutive stock options,
  unvested restricted shares and contingently issuable shares                     316,914      238,695      293,418      270,015
                                                                                ---------    ---------    ---------    ---------
Weighted average shares used for the diluted EPS computation                    8,195,164    8,020,844    8,157,316    8,012,873
                                                                                =========    =========    =========    =========

     In conjunction with certain acquisitions, the Company agreed to pay consideration consisting of shares of its common stock. As a result, the Company estimated and included 8,730 and 30,227 weighted average contingently issuable shares in its weighted average shares used for the diluted EPS computation for the three and six months ended June 30, 2004. There were no weighted average contingently issuable shares included in the calculation of diluted EPS for the three and six months ended June 30, 2005.

     There were 7,000 anti-dilutive weighted stock options excluded from the above calculations for both the three and six months ended June 30, 2005 and 153,624 and 150,174 for the three and six months ended June 30, 2004, respectively.


4.   Securities

     Available-for-sale securities consisted of auction rate securities. The amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities are as follows:


                                                      Available-for-sale
                                            -----------------------------------
                                            June 30, 2005     December 31, 2004
                                            -------------     -----------------
Amortized cost                                     --            $ 34,325,000
Gross unrealized gains                             --                      --
Gross unrealized losses                            --                      --
                                            ----------             ----------
Fair value                                         --            $ 34,325,000
                                            ==========             ==========

     The Company did not realize any gains or losses from its sales of securities available-for-sale for the three and six months ending June 30, 2005 and 2004.

     The Company's available-for-sale securities were auction rate securities, which, at the time of issuance, had long term maturities, but had liquidity and interest rate reset mechanisms typically every 28-35 days through a Dutch auction process.


5.   Segment and Related Information

     The Company evaluates performance and makes resource allocation decisions based on the overall type of services provided to customers. The Company has grouped its operations into three primary reportable segments: Real Estate Development ("RE"), Public Works/Infrastructure ("PWI") and Energy/Industrial ("EI"). The RE segment

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                  (unaudited)

primarily provides engineering and consulting services for the development of private projects, such as residential communities, commercial and industrial properties, and recreational facilities. The PWI segment primarily provides services for the development of public works/infrastructure projects, such as water/sewage facilities and transportation systems, and institutional projects, such as schools, hospitals and other public facilities. The EI segment primarily provides the technical expertise and management to design and test manufacturing facilities and processes, design mechanical and electrical systems solutions, and design, test and start-up primary and alternate electrical power systems for power generators and large scale power consumers. From time to time, the Company may temporarily deploy under-utilized engineers assigned to one reportable segment to providing services to another reportable segment. The related revenue and expenses associated with such cross-segment employee utilization activity are generally accounted for in the segment in which the engineer was originally assigned.

The following tables set forth certain information regarding the Company's reportable segments as of and for the three and six months ended June 30, 2005 and 2004:

               As of and for the Three Months Ended June 30, 2005
-------------------------------------------------------------------------------------------------------------
                                           RE              PWI           EI         Corporate    Consolidated
                                       -----------    -----------    ----------    ------------  ------------
Net revenue                            $21,910,000    $ 3,834,000    $2,590,000    $         --  $ 28,334,000
Income (loss) from operations          $ 5,928,000    $   537,000    $  386,000    $ (4,072,000) $  2,779,000
Loss from discontinued operations      $        --    $        --    $       --    $         --  $         --

Identifiable assets                    $38,223,000    $13,614,000    $9,010,000    $ 42,513,000  $103,360,000

               As of and for the Three Months Ended June 30, 2004
-------------------------------------------------------------------------------------------------------------
                                           RE              PWI           EI         Corporate    Consolidated
                                       -----------    -----------    ----------    ------------  ------------
Net revenue                            $18,853,000    $ 3,670,000    $1,957,000    $         --  $ 24,480,000
Income  (loss) from  operations        $ 5,532,000    $   512,000    $ (269,000)   $ (2,383,000) $  3,392,000
Loss from discontinued operations      $        --    $        --    $  (76,000)   $         --  $    (76,000)

Identifiable assets                    $35,900,000    $13,573,000    $9,106,000    $ 33,369,000  $ 91,948,000

                     For the Six Months Ended June 30, 2005
-------------------------------------------------------------------------------------------------------------
                                           RE              PWI           EI         Corporate    Consolidated
                                       -----------    -----------    ----------    ------------  ------------
Net revenue                            $41,971,000    $ 7,215,000    $5,056,000    $         --  $ 54,242,000
Income  (loss) from  operations        $11,501,000    $   846,000    $  562,000    $ (7,182,000) $  5,727,000
Loss from discontinued operations      $        --    $        --    $       --    $         --  $        --

                     For the Six Months Ended June 30, 2004
-------------------------------------------------------------------------------------------------------------
                                           RE              PWI           EI         Corporate    Consolidated
                                       -----------    -----------    ----------    ------------  ------------
Net revenue                            $35,790,000    $ 6,936,000    $4,217,000    $         --  $ 46,943,000
Income  (loss) from  operations        $10,189,000    $   676,000    $ (429,000)   $ (4,654,000) $  5,782,000
Loss from discontinued operations      $        --    $        --    $  (76,000)   $         --  $    (76,000)

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements
                                  (unaudited)


6.   Indebtedness

     The Company has available a $10.0 million unsecured line of credit consisting of four components: (i) an acquisition component, (ii) an equipment and vehicle financing component, (iii) a standby letter of credit component, and (iv) a working capital component. The line provides up to a maximum of $5.0 million to finance acquisitions, up to a maximum of $3.0 million to finance equipment and vehicle purchases, up to a maximum of $1.0 million for standby letters of credit, and up to a maximum of $10.0 million less the aggregate outstanding principal balance of the acquisition, equipment and vehicle, and standby letter of credit components for working capital. The line bears interest at either a range of 0.25% below prime to prime, or a range of 1.25% to 1.75% over LIBOR depending on the Company's ability to meet certain financial covenants. This line of credit agreement restricts the payment of dividends without the bank's consent. All components of the line of credit mature in October 2005, at which time the Company intends to renew and extend the maturity of the line of credit. There were no amounts outstanding under this line of credit agreement as of June 30, 2005.


7.   Supplemental Cash Flow Information

                                                           For the Six Months
                                                             Ended June 30,
                                                       -------------------------
                                                            2005         2004
                                                       -----------   -----------

Supplemental disclosure of cash flow information:
   Cash paid for interest                             $    7,000    $    7,000
                                                       =========     =========
   Cash paid for income taxes                         $3,138,000    $2,740,000
                                                       =========     =========

Non-cash financing and investing activities:
   Issuable common stock issued                       $       --    $  779,000
                                                       =========     =========
     Restricted shares granted                        $  750,000    $  665,000
                                                       =========     =========


8.   Proposed Merger

     On April 14, 2005, the Company and Stantec, Inc., which the Company refers to as Stantec, announced that it had entered into a definitive merger agreement pursuant to which the Company will be merged into Stantec Consulting of California, Inc., a wholly owned subsidiary of Stantec. The merger is subject to shareholder approval and certain other conditions.


9.   Discontinued Operations

     During 2004, the Company made an investment in a private entity in the energy sector and, in return, received a controlling interest in that entity. As a result of the Company's controlling interest, the Company had consolidated the entity's operating results with those of the Company. In December 2004, the Company made a decision to shut down the operations of this entity primarily due to lower than expected operating performance. In accordance with U.S. generally accepted accounting principles, the Company has presented in its "Consolidated Statements of Income" the results of this entity as discontinued operations for 2004.

Item 3.3






THE KEITH COMPANIES, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements
As at and for the years ended December 31, 2004 and 2003

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Keith Companies, Inc.:

     We have audited the accompanying consolidated balance sheets of The Keith Companies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Keith Companies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Keith Companies, Inc. internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.


                                  /s/ KPMG LLP

Costa Mesa, California
March 4, 2005

        Management's Report on Internal Control Over Financial Reporting

     The management of The Keith Companies, Inc., which we refer to as the Company, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with generally accepted accounting principles.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control -- Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals.

     KPMG LLP, the Company's independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 10-K and has issued an attestation report on management's assessment of the Company's internal control over financial reporting which appears on the following page.

            Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Keith Companies, Inc.:

     We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that The Keith Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Keith Companies, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 4, 2005 expressed an unqualified opinion on those consolidated financial statements.


                                  /s/ KPMG LLP
Costa Mesa, California
March 4, 2005

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                                                         December 31,
                                                                               -----------------------------
                                                                                   2003              2004
                                                                               -----------       -----------
                                     ASSETS
Current assets:
  Cash and cash equivalents                                                    $ 4,277,000      $ 7,819,000
  Securities:
    Available-for-sale, at fair value                                           23,600,000       34,325,000
    Held-to-maturity                                                             1,000,000               --
  Contracts and trade receivables, net of allowance for doubtful accounts
   of $1,328,000 and $1,069,000 at December 31, 2003 and 2004, respectively     19,844,000       16,452,000
  Costs and estimated earnings in excess of billings                             9,997,000       10,470,000
  Prepaid expenses and other currents assets                                     1,468,000          928,000
                                                                               -----------      -----------
    Total current assets                                                        60,186,000       69,994,000
Equipment and leasehold improvements, net                                        4,067,000        4,643,000
Goodwill                                                                        23,059,000       23,059,000
Other assets                                                                       224,000          273,000
                                                                               -----------      -----------
     Total assets                                                             $ 87,536,000     $ 97,969,000
                                                                               ===========      ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable                                                       $ 1,640,000      $ 1,685,000
  Accrued employee compensation                                                  4,037,000        5,445,000
  Current portion of deferred tax liabilities                                    2,444,000        1,661,000
  Other accrued liabilities                                                      3,078,000        3,809,000
  Billings in excess of costs and estimated earnings                             1,571,000        1,922,000
                                                                               -----------      -----------
    Total current liabilities                                                   12,770,000       14,522,000
Issuable common stock                                                              792,000               --
Deferred tax liabilities                                                         1,560,000        1,125,000
Accrued rent                                                                       452,000          401,000
                                                                               -----------      -----------
       Total liabilities                                                        15,574,000       16,048,000
                                                                               -----------      -----------
Shareholders' equity:
    Preferred stock, $0.001 par value. Authorized 5,000,000 shares;
      no shares issued or outstanding                                                   --               --
    Common stock, $0.001 par value. Authorized 100,000,000 shares;
      issued and outstanding 7,653,935 and 7,920,903 shares in
      2003 and 2004, respectively                                                    8,000            8,000
    Additional paid-in-capital                                                  45,464,000       48,114,000
    Deferred stock compensation                                                   (169,000)        (867,000)
    Retained earnings                                                           26,659,000       34,666,000
                                                                               -----------      -----------
      Total shareholders' equity                                                71,962,000       81,921,000
                                                                               -----------      -----------
Commitments and contingencies (Notes 9, 10 and 17)
      Total liabilities and shareholders' equity                              $ 87,536,000     $ 97,969,000
                                                                               ===========      ===========


          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                            Years Ended December 31,
                                                                                -------------------------------------------------
                                                                                      2002             2003              2004
                                                                                -------------    -------------     --------------
Gross revenue                                                                   $ 106,487,000     $ 99,950,000     $  105,346,000
Subcontractor costs                                                                14,889,000        9,206,000          8,592,000
                                                                                 ------------      -----------      -------------
 Net revenue                                                                       91,598,000       90,744,000         96,754,000
Costs of revenue                                                                   59,286,000       58,359,000         60,363,000
                                                                                 ------------      -----------      -------------
 Gross profit                                                                      32,312,000       32,385,000         36,391,000
Selling, general and administrative expenses                                       19,535,000       21,070,000         23,013,000
                                                                                 ------------      -----------      -------------
 Income from operations                                                            12,777,000       11,315,000         13,378,000
Interest income, net                                                                  431,000          264,000            418,000
Other income, net                                                                     625,000          259,000             46,000
                                                                                 ------------      -----------      -------------
 Income before provision for income taxes and discontinued operations              13,833,000       11,838,000         13,905,000
Provision for income taxes                                                          5,397,000        4,617,000          5,468,000
                                                                                 ------------      -----------      -------------
 Income from continuing operations                                                  8,436,000        7,221,000          8,437,000
Loss from discontinued operations, net of income taxes                                628,000               --            430,000
                                                                                 ------------      -----------      -------------
 Net income                                                                     $   7,808,000     $  7,221,000     $    8,007,000
                                                                                 ============      ===========      =============
Earnings per share from continuing operations:
 Basic
 Diluted
Earnings (loss) per share from discontinued operations, net of income
 taxes:                                                                         $        1.15     $       0.95     $         1.08
                                                                                 ============      ===========      =============
 Basic                                                                          $        1.07     $       0.91     $         1.05
                                                                                 ============      ===========      =============
 Diluted
Weighted average number of shares outstanding:
 Basic                                                                          $       (0.09)    $         --     $        (0.05)
                                                                                 ============      ===========      =============
 Diluted                                                                        $       (0.08)    $         --     $        (0.05)
                                                                                 ============      ===========      =============
Earnings per share from continuing operations:
Basic
Diluted
Earnings (loss) per share from discontinued operations, net of income taxes:
 Basic                                                                          $       (0.09)    $         --     $        (0.05)
                                                                                 ============      ===========      =============
 Diluted                                                                        $       (0.08)    $         --     $        (0.05)
                                                                                 ============      ===========      =============

Earnings per share:
 Basic                                                                          $        1.06     $       0.95     $         1.03
                                                                                 ============      ===========      =============
 Diluted                                                                        $        0.99     $       0.91     $         1.00
                                                                                 ============      ===========      =============
Weighted average number of shares outstanding:
 Basic                                                                              7,363,073        7,615,264          7,778,661
                                                                                 ============      ===========      =============
 Diluted                                                                            7,868,877        7,957,344          8,039,457
                                                                                 ============      ===========      =============


          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  Years Ended December 31, 2002, 2003 and 2004


                                                    Shares      Common      Paid-In     Deferred Stock    Retained
                                                  Outstanding    Stock      Capital     Compensation      Earnings         Total
                                                  -----------  --------   -----------   --------------  ----------    -------------
Balance at December 31, 2001                       7,309,684   $ 7,000    $42,096,000    $    --      $ 11,630,000    $ 53,733,000
Issuance of common stock                             174,783     1,000      1,822,000         --                --       1,823,000
Stock options exercised                               29,673        --        159,000         --                --         159,000
Tax benefit from exercise of stock options                --        --         89,000         --                --          89,000
Net income                                                --        --             --         --         7,808,000       7,808,000
                                                   ---------   -------     ----------  ---------       -----------     -----------
Balance at December 31, 2002                       7,514,140     8,000     44,166,000         --        19,438,000      63,612,000
Issuance of common stock                              70,907        --        714,000         --                --         714,000
Stock options exercised                               68,888        --        309,000         --                --         309,000
Tax benefit from exercise of stock options                --        --         69,000         --                --          69,000
Restricted stock issuance                                 --        --        206,000         --                --         206,000
Deferred stock compensation                               --        --             --   (169,000)               --        (169,000)
Net income                                                --        --             --         --         7,221,000       7,221,000
                                                   ---------   -------     ----------  ---------       -----------     -----------
Balance at December 31, 2003                       7,653,935     8,000     45,464,000   (169,000)       26,659,000      71,962,000
Issuance of common stock                              74,171        --        779,000         --                --         779,000
Stock options exercised                              105,181        --        616,000         --                --         616,000
Tax benefit from exercise of stock options                --        --        299,000         --                --         299,000
Restricted stock issuance and repurchase, net         87,616        --        956,000         --                --         956,000
Deferred stock compensation                               --        --             --   (698,000)               --        (698,000)
Net income                                                --        --             --         --         8,007,000       8,007,000
                                                   ---------   -------     ----------  ---------       -----------     -----------
Balance at December 31, 2004                       7,920,903   $ 8,000    $48,114,000 $ (867,000)     $ 34,666,000    $ 81,921,000
                                                   =========   =======     ==========  =========       ===========     ===========

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            Years Ended December 31,
                                                                              -------------------------------------------------
                                                                                   2002             2003              2004
                                                                              -------------    -------------     --------------
Cash flows from operating activities:
Net income                                                                    $   7,808,000     $  7,221,000     $  8,007,000
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization                                                   2,283,000        2,231,000        1,978,000
  Loss on impairment/sale of equipment                                               93,000           29,000          413,000
  Reduction in purchase price of acquired companies                                (769,000)        (137,000)              --
  Tax benefit from exercise of stock options                                         89,000           69,000          299,000
  Deferred stock compensation expense                                                    --           37,000          292,000
  Changes in operating assets and liabilities, net
    of effects from acquisitions:
    Contracts and trade receivables, net                                          3,369,000       (1,269,000)       3,441,000
    Costs and estimated earnings in excess of billings                           (1,545,000)         304,000         (473,000)
    Prepaid expenses and other assets                                               108,000          (53,000)         475,000
    Trade accounts payable and accrued liabilities                                 (270,000)        (652,000)       2,074,000
    Billings in excess of costs and estimated earnings                           (1,042,000)         298,000          351,000
    Deferred tax liabilities                                                        (28,000)        (728,000)      (1,218,000)
                                                                               ------------      -----------      -------------
      Net cash provided by operation activities                                  10,096,000        7,350,000       15,639,000
                                                                               ------------      -----------      -------------
Cash flows from investing activities:
  Net cash expended for acquisitions                                             (8,048,000)        (722,000)              --
  Additions to equipment and leasehold improvements                              (1,872,000)      (1,548,000)       (3,017,000)
  Proceeds from sales of securities                                              18,045,000       12,740,000        19,725,000
  Purchases of securities                                                       (12,988,000)     (27,876,000)      (29,450,000)
  Proceeds from sales of equipment                                                  134,000           57,000            50,000
                                                                               ------------      -----------      -------------
    Net cash used in investing activities                                        (4,729,000)     (18,349,000)      (12,692,000)
                                                                               ------------      -----------      -------------
Cash flows from financing activities:
  Principal payments on long-term debt and capital lease obligations,
    including current portion                                                      (705,000)         (52,000)               --
  Net proceeds from stock options and restricted shares                             159,000          295,000            595,000
                                                                               ------------      -----------      -------------
    Net cash (used in) provided by financing activities                            (546,000)         243,000            595,000
                                                                               ------------      -----------      -------------
    Net increase (decrease) in cash and cash equivalents                          4,821,000      (10,756,000)         3,542,000
Cash and cash equivalents, beginning of year                                     10,212,000       15,033,000          4,277,000
                                                                               ------------      -----------      -------------
Cash and cash equivalents, end of year                                        $  15,033,000     $  4,277,000     $    7,819,000
                                                                               ============      ===========      =============


See supplemental cash flow information at Note 15.

          See accompanying notes to consolidated financial statements.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   Years Ended December 31, 2002, 2003, 2004



(1)  Organization and Basis of Presentation

     The Keith Companies, Inc. ("TKCI",) is incorporated in the state of California and has been conducting business since 1983. TKCI is a full service engineering and consulting services firm providing professional services on a wide range of projects to the real estate development, public works/infrastructure, and energy/industrial industries. These services are rendered principally in California, Michigan, Nevada, Texas, Utah, Oregon, and Arizona. References to "TKCI" or "the Company" mean the Company and all of its wholly-owned subsidiaries.

     The Company provides a full range of services from initial site acquisition studies through construction support services to clients operating in a variety of market sectors. The Company benefits from a diverse public and private client base including real estate developers, residential and commercial builders, architects, cities, counties, water districts, state and federal agencies, land owners, commercial retailers, energy providers and various manufacturers. The Company's professional staff and project workers provide a comprehensive menu of services that are needed to effectively manage, engineer and design infrastructure and state-of-the-art facilities.


(2)  Summary of Significant Accounting Policies

     Principles of Consolidation

     The consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). All material intercompany transactions and balances have been eliminated in consolidation.

     Cash and Cash Equivalents

     Cash equivalents are primarily comprised of highly liquid debt instruments with maturities of three months or less when purchased. The Company's excess cash is managed by two financial institutions and, therefore, may be subject to certain concentration of credit risks.

     Securities

     The Company accounts for its securities as available-for-sale and held-to-maturity ("Securities") under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Under SFAS No. 115, the Company is required to classify its Securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities for which the Company has the intent and ability to hold until maturity. All other securities not included in trading or held-to-maturity categories are classified as available-for-sale. Securities classified as available-for-sale are stated at fair value. The Company has the ability and intent to hold all of its securities classified as held-to-maturity until maturity and accordingly, these securities are stated at amortized cost. The Company uses the specific identification method as the basis in determining cost. As of December 31, 2004, the Company's securities classified as available-for-sale were invested in highly liquid investment grade auction rate securities.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


     Allowance for Doubtful Accounts

     The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its contracts and trade receivables. The Company uses estimates in arriving at its allowance for doubtful accounts which are based on its best assessment as to the collectibility of the related receivable balance.

     Discretionary Bonus Plan

     The Company has a discretionary bonus plan under which the Company may award an annual cash performance bonus to its employees. The Company accrues for this discretionary bonus on a quarterly basis based upon its best estimate as to the annual bonus award to be paid.

     Revenue Recognition and Cost Estimates on Contracts

     The Company enters into fixed price contracts and contracts that provide for fees on a time-and-materials basis, most of which have not-to-exceed provisions. Contracts typically vary in length between six months and three years. However, many contracts are for small increments of work, which can be completed in less than six months. For contracts with a fixed price or a not-to-exceed provision, revenue is recognized under the percentage of completion method of accounting based on the proportion of actual direct contract costs incurred in relation to total estimated direct contract costs. Management believes that costs incurred is the best available measure of progress towards completion on these contracts. For time and material contracts, revenue is recognized as earned.

     In the course of providing its services, the Company sometimes subcontracts with various providers and professionals, such as technical consultants, product suppliers and installers, landscape architects, architects, geotechnical engineers, structural engineers, traffic engineers, and aerial photographers. These costs are included in the billings to the clients and are included in the Company's gross revenue. Because subcontractor services can change significantly from project to project, changes in gross revenue may not be indicative of business trends. Accordingly, the Company also reports net revenue, which is gross revenue less subcontractor costs.

     Costs of revenue include labor, non-reimbursable costs, materials and various direct and indirect overhead costs including rent, utilities and depreciation. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which the losses are determined. Changes in job performance, job conditions and estimated profitability, including final contract settlements, may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Additional revenue resulting from requests for additional work due to changes in the scope of engineering services to be rendered are included in revenue when realization is probable and can be estimated with reasonable certainty.

     Costs and estimated earnings in excess of billings represents revenue recognized in excess of amounts billed on the respective uncompleted engineering contracts. Billings in excess of costs and estimated earnings represents amounts billed in excess of revenue recognized on the respective uncompleted contracts.

     At December 31, 2003 and 2004, the Company had no significant amounts included in contracts and trade receivables or trade accounts payable representing amounts retained pending contract or subcontractor completion.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


     Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost, while capital leased assets are stated at the lesser of the present value of future minimum lease payments or fair value. Depreciation/amortization is provided on a straight-line basis over the estimated useful lives of the assets, as follows:

Equipment                                               3 to 10 years
Leasehold improvements                                  1 to 9 years

     When assets are sold or otherwise retired, the related cost and accumulated depreciation/amortization are removed from the accounts and the resulting gain or loss is included in other income, net in the accompanying consolidated statements of income.

     Goodwill

     Goodwill represents the excess of the purchase price over the estimated fair value of the tangible and intangible net assets acquired and liabilities assumed. Prior to the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" effective January 1, 2002, goodwill was being amortized over 25 years. Beginning January 1, 2002, goodwill is no longer amortized and is required to be tested for impairment at each reporting unit of the Company on an annual basis or more frequently if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The Company uses its best estimate of the fair value of the reporting unit and compares its fair value estimate to the carrying amount of the reporting unit when evaluating its impairment test (see Note 5 "Goodwill").

     Income Taxes

     The Company accounts for income taxes under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company considers recording a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The recently enacted American Jobs Creation Act of 2004 provides the Company a deduction of 9 percent (when fully phased in by 2010) of "Qualified Production Activities Income." The income tax benefit will apply to taxable years beginning after December 31, 2004 and will be considered a special deduction and not an income tax rate reduction. Based upon this, the valuation of the deferred tax assets and liabilities as of December 31, 2004 will remain unaffected by this Act.

     Stock Option Plan

     The Company accounts for its stock options and restricted shares in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has not recorded any compensation expense related to the granting of options. SFAS No. 123, "Accounting for Stock Based Compensation," permits entities to recognize the fair value of all stock-based awards on the date of grant as an expense over the vesting period. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25; however, SFAS No. 148, "Accounting for Stock Based Compensation -- Transition and Disclosure", requires pro forma net income disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (Continued)


The Company has elected to continue to apply the provisions of APB Opinion No. 25 and to provide the pro forma disclosure specified by SFAS No. 148. The Company, however, has recorded $23,000 and $177,000, net of taxes, of compensation expense related to the granting of restricted shares for 2003 and 2004, respectively (see Note 10 "Common Stock and Stock Plans").

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options (using the Black-Scholes method) and restricted shares under SFAS No. 123, the Company's net income, and basic and diluted earnings per share would have been adjusted to the pro forma amounts indicated below:


                                                                                     Years Ended December 31,
                                                                          --------------------------------------------
                                                                               2002            2003           2004
                                                                          -----------     -----------     ------------
Net income:
  Net income, as reported                                                 $ 7,808,000     $ 7,221,000     $ 8,007,000
    Add: Employee compensation expense related to restricted shares,
      included in net income, net of taxes                                         --          23,000         177,000
  Deduct: Stock-based employee compensation expense determined
      under the fair-value based method, net of taxes                        (404,000)       (472,000)       (612,000)
                                                                           ----------      ----------      ----------
  Pro forma net income                                                    $ 7,404,000     $ 6,772,000     $ 7,572,000
                                                                           ==========      ==========      ==========
  Basic earnings per share:
    As reported                                                           $      1.06     $      0.95     $      1.03
    Pro forma                                                             $      1.01     $      0.89     $      0.97
  Diluted earnings per share:
    As reported                                                           $      0.99     $      0.91     $      1.00
    Pro forma                                                             $      0.94     $      0.85     $      0.94

     The following represents assumptions used to estimate the fair value of stock options granted as determined using the Black-Scholes option pricing model:








                                                                                        Years Ended December 31,
                                                                                 ---------------------------------------
                                                                                     2002        2003          2004
                                                                                 ------------ ------------- ------------
Weighted average stock price per share of common stock at grant date               $ 13.27     $ 10.03       $ 14.97
Weighted average exercise price per stock option granted                           $ 13.27     $ 10.03       $ 14.97
Expected volatility                                                                  68.4%       61.8%         57.0%
Risk-free interest rate                                                               2.7%        3.2%          3.6%
Expected option term (years)                                                             5           5             5
Stock dividend yield                                                                  0.0%        0.0%          0.0%

     The weighted average fair value of stock options granted during the years ended December 2002, 2003, and 2004 was $7.76, $5.61, and $7.93 per share, respectively.

     Earnings Per Share

     Basic earnings per share ("EPS") is computed by dividing net income during the period by the weighted average number of common shares outstanding during each period, excluding unvested restricted shares outstanding. Diluted EPS is computed by dividing net income during the period by the weighted average number of shares that would have been outstanding assuming the issuance of dilutive potential common shares

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES as if outstanding during the reporting period including unvested restricted shares, net of shares assumed to be repurchased using the treasury stock method.

     The following is a reconciliation of the denominator for the basic EPS computation to the denominator of the diluted EPS computation.



                                                                                          Years Ended December 31,
                                                                                 ---------------------------------------------
                                                                                       2002           2003             2004
                                                                                 --------------   -------------- -------------
Weighted average shares used for the basic EPS computation                           7,363,073      7,615,264        7,778,661
Incremental shares from the assumed exercise of dilutive stock options, unvested
     restricted shares, and contingently issuable shares                               505,804        342,080          260,796
                                                                                 ---------------   ------------- -------------
Weighted average shares used for the diluted EPS computation                         7,868,877      7,957,344        8,039,457
                                                                                 ===============   ============= =============


     In conjunction with certain acquisitions, the Company agreed to pay consideration consisting of shares of its common stock (see Note 6, "Acquisitions"). As a result, the Company estimated and included 260,917, 75,454 and 15,114 weighted average contingently issuable shares in its weighted average shares used for the diluted EPS computation for the years ended December 31, 2002, 2003 and 2004, respectively.

     There were 138,693, 167,965 and 77,496 anti-dilutive weighted stock options excluded from the above calculation in 2002, 2003 and 2004, respectively.

     Use of Estimates in the Preparation of Consolidated Financial Statements

     The preparation of these consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenue and expenses reported during the periods. Actual results may differ from the estimates and assumptions used in preparing these consolidated financial statements.

     Risks and Uncertainties

     As of December 31, 2004, approximately 10% of the Company's work force is covered by collective bargaining agreements that expire during 2005 and 2007.

     Reclassifications

     Certain 2002 and 2003 balances, including the presentation of auction rate securities (as mentioned in Note 3), have been reclassified to conform to the presentation used in 2004.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(3) Securities

     Available-for-sale securities consist of auction rate securities. The amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities are as follows:


                                                  Available-for-sale
                                              ----------------------------
                                              December 31,    December 31,
                                                 2003              2004
                                              ------------   -------------
Amortized cost                               $ 23,600,000     $ 34,325,000
Gross unrealized gains                                 --               --
Gross unrealized losses                                --               --
                                              ------------   -------------
Fair value                                   $ 23,600,000     $ 34,325,000
                                              ============   =============

     The Company did not realize any gains or losses from its sales of securities available-for-sale during 2002, 2003, or 2004.

     Auction rate securities, which were previously recorded in cash and cash equivalents due to their liquidity and interest rate reset feature, have been included as available-for-sale securities in the accompanying consolidated financial statements. Prior period information was reclassified to conform to the current year presentation. There was no impact on net income, cash flows from operations or debt covenants as a result of the reclassification.

     Held-to-maturity securities consist of commercial paper. The carrying value, gross unrecorded gains and losses and fair value of held-to-maturity securities are as follows:


                                                     Held-to-maturity
                                             ------------------------------
                                             December 31,      December 31,
                                                2003               2004
                                             ------------     -------------
Carrying value                               $ 1,000,000           $ --
Gross unrecorded gains                                --             --
Gross unrecorded losses                               --             --
                                             ------------     -------------
Fair value                                   $ 1,000,000           $ --
                                             ============     =============

The maturity distribution based on contractual terms of securities at December 31, 2004, is as follows:

                                                   Available-for-sale
                                             ------------------------------
                                              Amortized
                                                Cost            Fair Value
                                             ------------     -------------
Due between 1 and 15 years                   $ 4,400,000        $ 4,400,000
Due between 15 and 30 years                   12,175,000         12,175,000
Due after 30 years                            17,750,000         17,750,000
                                             ------------     -------------
Total                                       $ 34,325,000       $ 34,325,000
                                             ============     =============

     The Company's available-for-sale securities represent auction rate securities, which at the time of issuance, have long term maturities, but have liquidity and interest rate reset mechanisms typically every 28-35 days through a Dutch auction process.


(4) Discontinued Operations

     During 2004, the Company made an investment in a private entity in the energy sector and, in return, received a controlling interest in that entity. As a result of the Company's controlling interest, the Company had consolidated the entity's operating results with those of the Company. In December 2004, the Company

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES made a decision to shut down the operations of this entity primarily due to lower than expected operating performance. In accordance with GAAP, the Company has presented in its "Consolidated Statements of Income" the results of this entity as discontinued operations for 2004.

     During 2002, the Company closed three of its divisions. Two of these divisions relate to the Company's acquisition of Hook & Associates Engineering, Inc. ("Hook") and were located in Colorado and Wyoming. The third closure related to the Company's internally developed Communication division, which was located in California. The closures were primarily due to lower than expected operating results and continuing difficult market conditions. In accordance with GAAP, the Company has presented in its "Consolidated Statements of Income" the results of these divisions as discontinued operations for 2002.


(5) Goodwill

     Effective January 1, 2002, the Company adopted SFAS No. 142. Under this standard, goodwill is no longer amortized. Therefore, no goodwill amortization expense was incurred during the years ended December 31, 2002, 2003, and 2004. Beginning January 1, 2002, goodwill is required to be tested for impairment on an annual basis, and is required to be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired.

     For financial reporting purposes, the Company has grouped its operations into three primary reportable segments: Real Estate Development ("RE"), Public Works/ Infrastructure ("PWI") and Energy/ Industrial ("EI"). Consistent with the Company's policy, the Company performed its 2002, 2003, and 2004 annual goodwill impairment test during those years, which did not result in an impairment charge to goodwill during 2002, 2003, or 2004. The changes in the carrying amount of goodwill as reported by each reportable segment for the year ended December 31, 2004 is as follows:



                                                   RE            PWI          EI            Total
                                              -----------    -----------   -----------    ------------
Balance as of December 31, 2003               $ 8,828,000    $ 9,329,000   $ 4,902,000    $ 23,059,000
Adjustments                                            --            --             --              --
                                              -----------    -----------   -----------    ------------
Balance as of December 31, 2004               $ 8,828,000    $ 9,329,000   $ 4,902,000    $ 23,059,000
                                              ===========    ===========   ===========    ============

(6)  Acquisitions

     ALNM Group, Inc.

     Effective March 1, 2002, the Company acquired all the outstanding shares of common stock of ALNM Group, Inc. ("ALNM") for an adjusted purchase price of $10.1 million. The results of ALNM's operations have been included in the consolidated financial statements since March 2002. ALNM, based in Michigan, specializes in government services, with expertise in environmental, civil, mechanical and electrical engineering as well as planning and surveying. The acquisition expanded TKCI's geographic coverage and enhanced TKCI's array of services it offers to clients in the public works and infrastructure industries. The adjusted purchase price consists of $7.8 million which was paid in cash and $2.3 million of the Company's common stock, of which $1,569,000 was issued in 2002 and $779,000 was issued in 2004.

     In accordance with SFAS No. 141, this acquisition was accounted for using the purchase method of accounting. Therefore, the Company recorded adjusted goodwill of $8,220,000, which represents the excess of the adjusted purchase price over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(7)  Equipment and Leasehold Improvements

     Equipment and leasehold improvements at December 31, 2003 and 2004 consist of the following:

                                                        2003            2004
                                                  -------------   --------------
Equipment                                         $ 14,075,000     $ 16,606,000
Leasehold improvements                                 544,000          596,000
Accumulated depreciation and amortization          (10,552,000)     (12,559,000)
                                                  -------------   --------------
   Equipment and leasehold improvements, net      $  4,067,000     $  4,643,000
                                                  =============   ==============

(8)  Indebtedness

     The Company has available a $10.0 million unsecured line of credit consisting of four components: (i) an acquisition component, (ii) an equipment and vehicle financing component, (iii) a standby letter of credit component, and
(iv) a working capital component. The line provides up to a maximum of $5.0 million to finance acquisitions, up to a maximum of $3.0 million to finance equipment and vehicle purchases, up to a maximum of $1.0 million for standby letters of credit, and up to a maximum of $10.0 million less the aggregate outstanding principal balance of the acquisition, equipment and vehicle, and standby letter of credit components for working capital. The line bears interest at either a range of 0.25% below prime to prime, or a range of 1.25% to 1.75% over LIBOR depending on the Company's ability to meet certain financial covenants. As of December 31, 2004, the Company was in compliance with the financial covenants under this line of credit agreement. All components of the line of credit mature in June 2005 at which time the Company intends to renew and extend the maturity of the line of credit. This line of credit agreement restricts the payment of dividends without the bank's consent. As of December 31, 2003, the Company had utilized the letter of credit component to issue a $229,000 stand-by letter of credit, which expired in February 2004. There were no amounts outstanding under this line of credit agreement as of December 31, 2004.


(9)  Leases

     The Company has several noncancelable operating leases, primarily for office facilities, that expire through 2010. These facility leases generally contain renewal options for periods ranging from one to five years and require the Company to pay costs, including common area maintenance and insurance charges. Gross rental expense, excluding sublease income, for operating leases during 2002, 2003 and 2004 totaled $4,147,000, $4,148,000, and $3,865,000 respectively.

     Certain facilities have been subleased and also provide for reimbursement of various common area maintenance charges. Gross rental expense has been reduced for sublease income of $233,000, $335,000, and $24,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Future minimum gross lease payments as of December 31, 2004 are as follows:

                                                Operating Leases
                                                ----------------
Years ending December 31:
    2005                                        $      4,116,000
    2006                                               3,450,000
    2007                                               2,415,000
    2008                                               2,265,000
    2009                                               1,906,000
    Thereafter                                           220,000
                                                ----------------
         Total future minimum gross
            lease payments                      $     14,372,000
                                                ================

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(10) Common Stock and Stock Plan

     In 1994, TKCI adopted a stock option plan (the Plan) under which common stock of TKCI was available for grant. The number of authorized shares to be granted under the Plan is 1,600,000. Under this plan, restricted shares may also be granted. Stock options have been granted with an exercise price equal to or greater than the stock's estimated fair market value at the date of grant. All stock options granted in connection with the Plan have a ten year term, vest and become exercisable ratably each year for a period of up to five years from the grant date. Stock option activity under the Plan during the periods indicated is as follows:

                                            Number of       Weighted-Average
                                          Stock Options      Exercise Price
                                        ----------------   -------------------
Balance at December 31, 2001                    797,812    $             7.69
 Granted                                        115,500                 13.27
 Exercised                                      (29,673)                 5.37
 Forfeited                                      (44,161)                13.89
                                        ----------------   -------------------
Balance at December 31, 2002                    839,478    $             8.21
 Granted                                        154,500                 10.03
 Exercised                                      (68,888)                 4.47
 Forfeited                                      (54,886)                 9.35
                                        ----------------   -------------------
Balance at December 31, 2003                    870,204    $             8.76
 Granted                                         48,200                 14.97
 Exercised                                     (109,268)                 5.82
 Forfeited                                      (14,137)                 7.70
                                        ----------------   -------------------
Balance at December 31, 2004                    794,999    $             9.56
                                        ================   ===================

     The weighted average remaining contractual life and weighted average exercise price of stock options outstanding and exercisable as of December 31, 2004, were as follows:


                                                      Outstanding                                Exercisable
                                      -------------------------------------------   --------------------------------
                                                   Weighted
                                                    Average             Weighted                       Weighted
                              Number of           Remaining             Average         Number of       Average
     Range of               Stock Options     Contractual Life         Exercise       Stock Options     Exercise
   Exercise Prices           Outstanding           (Years)               Price         Exercisable       Price
------------------------ ------------------ --------------------      -----------   ---------------- --------------
$2.70 to $8.10                      221,492                 4.03      $      4.29            198,842 $         4.23
$8.30 to $10.01                     309,807                 6.06             9.41            212,607           9.25
$10.03 to $22.00                    263,700                 7.66            14.15             91,740          14.78
                         ------------------ --------------------      -----------   ---------------- --------------
                                    794,999                 6.03      $      9.56            503,189 $         8.27
                         ================== ====================      ===========   ================ ==============

     At December 31, 2002, 2003 and 2004, the number of shares of common stock subject to exercisable stock options were 412,972, 480,848 and 503,189, respectively, and the weighted-average exercise prices of those stock options were $6.22, $7.23 and $8.27, respectively.

     During 2003 and 2004, the Company granted 20,000 and 70,000 restricted shares, respectively, to certain employees which vest over a period of up to 3 years. The fair value of the restricted shares at the date of grant for 2003 and 2004 was $206,000 and $990,000, respectively. The total deferred compensation of $1,196,000 is being expensed ratably over the vesting period to compensation expense and resulted in $23,000 and $177,000 of compensation expense, net of taxes, during 2003 and 2004, respectively.

     At December 31, 2004 there were 276,595 stock options and/or restricted shares available for grant under the Plan.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(11) Employee Benefit Plan

     The Company has a defined contribution 401(k) plan covering a majority of its employees. This plan is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may contribute from 1% to 50%, subject to limitations, of compensation on a tax-deferred basis through a salary reduction arrangement. The Company's employer contribution is 100% of the first 3%, plus 50% of the next 2% of employee contributions, vesting immediately. During 2002, 2003 and 2004, the Company incurred $1,444,000, $1,423,000 and $1,410,000, respectively, related to its 401(k) plan, which represented the Company's entire obligations under the employer matching contribution program for the years ended December 31, 2002, 2003 and 2004.


(12) Income Taxes

     The provision for income taxes consists of the following:

                                                Years Ended December 31,
                                     ----------------------------------------
                                         2002           2003           2004
                                     -----------   -----------    -----------
Current:
 Federal                             $ 3,738,000   $ 4,347,000    $ 5,075,000
 State                                   899,000       929,000      1,153,000
 Foreign                                      --        77,000        174,000
                                     -----------   -----------    -----------
        Subtotal                       4,637,000     5,353,000      6,402,000
                                     -----------   -----------    -----------
Deferred:
 Federal                                 276,000      (608,000)      (992,000)
 State                                    79,000      (128,000)      (226,000)
                                     -----------   -----------    -----------
        Subtotal                         355,000      (736,000)    (1,218,000)
                                     -----------   -----------    -----------
        Total                        $ 4,992,000   $ 4,617,000    $ 5,184,000
                                     ===========   ===========    ===========
Provision for income taxes
 from continuing operations          $ 5,397,000   $ 4,617,000    $ 5,468,000
Benefit for income taxes from
 discontinued operations                (405,000)           --       (284,000)
                                     -----------   -----------    -----------
Total provision for income taxes     $ 4,992,000   $ 4,617,000    $ 5,184,000
                                     ===========   ===========    ===========

     A reconciliation of income tax expense from continuing operations at the federal statutory rate of 34% to the Company's provision for income taxes from continuing operations is as follows:


                                                Years Ended December 31,
                                     ----------------------------------------
                                         2002           2003           2004
                                     -----------   -----------    -----------
Computed "expected" federal
 income tax expense                  $ 4,704,000     4,025,000    $ 4,728,000
State income tax expense,
 net of federal income tax benefit       699,000       533,000        648,000
Other                                     (6,000)       59,000         92,000
                                     -----------   -----------    -----------
                                     $ 5,397,000     4,617,000    $ 5,468,000
                                     ===========   ===========    ===========

     Current income tax expense does not reflect an $89,000, $69,000 and $299,000 tax benefit related to the exercise of employee stock options during 2002, 2003 and 2004, respectively. The tax benefit related to the exercise of employee stock options was recorded to additional paid-in capital in the accompanying consolidated statements of shareholders' equity.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                              December 31,
                                                       -------------------------
                                                          2003            2004
                                                       ----------    -----------
Deferred tax assets:
 Accrued liabilities and employee compensation       $   578,000     $ 1,073,000
 Billings in excess of costs and estimated earnings      613,000         750,000
 Allowance for doubtful accounts                         470,000         395,000
 State tax                                               301,000         359,000
 Other                                                   190,000         247,000
                                                     ------------    -----------
     Total deferred tax assets                         2,152,000       2,824,000
                                                     ------------    -----------
Deferred tax liabilities:
  Equipment and improvements, net                        270,000          74,000
  Section 481, change from cash to accrual               692,000         260,000
  Costs and estimated earnings in excess of billings   3,902,000       4,087,000
  Goodwill amortization                                  833,000       1,085,000
  Prepaid expenses                                       248,000          46,000
  Other                                                  211,000          58,000
                                                     ------------    -----------
     Total deferred tax liabilities                    6,156,000       5,610,000
                                                     ------------    -----------
     Net deferred tax liabilities                    $ 4,004,000     $ 2,786,000
                                                     ============    ===========

     The Company considers recording a valuation allowance in accordance with the provisions of SFAS No. 109 to reflect the estimated amount of deferred tax assets which may not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment, and believes it is more likely than not the Company will realize the benefits of its deferred tax assets.

     As of December 31, 2004, the Company had no federal or state net operating loss carryforwards available to offset future taxable income.


(13) Segment and Related Information

     The Company evaluates performance and makes resource allocation decisions based on the overall type of services provided to customers. Prior to January 1, 2004, the Company had grouped its operations, for financial reporting purposes, into two primary segments: Real Estate Development and Public Works/ Infrastructure ("REPWI") and Energy/ Industrial ("EI"). Effective January 1, 2004, the Company groups its operations into three primary reportable segments:
Real Estate Development ("RE"), Public Works/ Infrastructure ("PWI") and Energy/ Industrial ("EI"). All prior period segment information has been adjusted to conform to the current period presentation. The RE segment primarily provides engineering and consulting services for the development of private land development projects, such as residential communities, commercial and industrial properties, and recreational facilities. The PWI segment primarily provides services for the development of public works/infrastructure projects, such as water/sewage facilities and transportation systems, and institutional projects, such as schools, hospitals and other public facilities. The EI segment

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES primarily provides the technical expertise and management to design and test manufacturing facilities and processes, design mechanical and electrical systems solutions, and design, test and start-up primary and alternate electrical power systems for power generators and large scale power consumers.

     The acquisition of ALNM in March 2002 is reported as part of the Company's PWI reporting segment.

     The following tables set forth information regarding the Company's operating segments as of and for the years ended December 31, 2002, 2003 and 2004:


                                                              Year Ended December 31, 2002
                                        -----------------------------------------------------------------------------
                                             RE              PWI              EI          Corporate     Consolidated
                                        ------------    ------------    ------------    ------------    -------------
Net revenue                             $ 57,535,000    $ 13,673,000    $ 20,390,000    $         --    $ 91,598,000
Income (loss) from operations             14,320,000       2,078,000       3,960,000      (7,581,000)     12,777,000
Loss from discontinued operations         (1,033,000)             --              --              --      (1,033,000)
Identifiable assets                     $ 33,361,000    $ 15,792,000    $ 10,376,000    $ 22,697,000    $ 82,226,000



                                                              Year Ended December 31, 2003
                                        -----------------------------------------------------------------------------
                                             RE              PWI              EI          Corporate     Consolidated
                                        ------------    ------------    ------------    ------------    -------------
Net revenue                             $ 63,870,000    $ 14,561,000    $ 12,313,000    $         --    $ 90,744,000
Income (loss) from operations             17,384,000       1,748,000         829,000      (8,646,000)     11,315,000
Loss from discontinued operations                 --              --              --              --              --
Identifiable assets                     $ 36,115,000    $ 13,778,000    $ 9,194,000     $ 28,449,000    $ 87,536,000



                                                              Year Ended December 31, 2004
                                        -----------------------------------------------------------------------------
                                             RE              PWI              EI          Corporate     Consolidated
                                        ------------    ------------    ------------    ------------    -------------
Net revenue                             $ 73,372,000    $ 14,407,000    $ 8,975,000     $         --    $ 96,754,000
Income (loss) from operations             21,593,000       2,329,000        374,000      (10,918,000)     13,378,000
Loss from discontinued operations                 --              --       (713,000)              --        (713,000)
Identifiable assets                     $ 34,228,000    $ 13,311,000    $ 9,434,000     $ 40,996,000    $ 97,969,000

     Business Concentrations

     In 2002, 2003 and 2004, the Company had no customers which represented greater than 10% of consolidated net revenue. No customers represented greater than 10% of net contract and trade receivables at December 31, 2003 and 2004.


(14) Fair Value of Financial Instruments

     The carrying amounts of the Company's financial instruments reported in the accompanying consolidated balance sheets for cash and cash equivalents, securities held-to-maturity, contracts and trade receivables, costs and estimated earnings in excess of billings, trade accounts payable, accrued employee compensation, other accrued liabilities, and billings in excess of costs and estimated earnings approximate their fair values due to the short-term nature of these instruments. Securities available-for-sale are carried at fair value.

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(15) Supplemental Cash Flow Information


                                                                         Years Ended December 31,
                                                                -----------------------------------------
                                                                    2002           2003          2004
                                                                -----------    -----------    -----------
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest                         $    34,000    $    16,000    $    13,000
                                                                ===========    ===========    ===========
 Cash paid during the year for income taxes                     $ 3,808,000    $ 6,152,000    $ 4,995,000
                                                                ===========    ===========    ===========
 Noncash financing and investing activities:
  Purchase price adjustment to issuable common stock            $   715,000    $   708,000    $        --
                                                                ===========    ===========    ===========
  Cancellation of note payable                                  $ 1,300,000    $        --    $        --
                                                                ===========    ===========    ===========
  Purchase price adjustment to
   other accrued liabilities                                    $   890,000    $        --    $        --
                                                                ===========    ===========    ===========
  Cancellation of issuable common stock                         $ 1,490,000    $        --    $        --
                                                                ===========    ===========    ===========
  Restricted shares granted                                     $        --    $   206,000    $   990,000
                                                                ===========    ===========    ===========
  Issuable common stock issued                                  $ 1,822,000    $   714,000    $   779,000
                                                                ===========    ===========    ===========

     The initial purchase price allocation related to the acquisition of ALNM in 2002 resulted in the following increases:

                                                                     2002
                                                                -------------
Contracts and trade receivables                                 $ (3,208,000)
Costs and estimated earnings in excess of billings                  (843,000)
Prepaid expenses and other current assets                           (124,000)
Goodwill                                                          (8,421,000)
Equipment and leasehold improvements                                (492,000)
Other assets                                                         (87,000)
Accounts payable, accrued expenses and other liabilities           1,046,000
Deferred tax liabilities                                           1,532,000
Issuable common stock                                              3,300,000
                                                                -------------
Net initial cash expended for acquisition                       $ (7,297,000)
Additional cash expended during the year for
 previous acquisitions                                              (751,000)
                                                                -------------
Cash expended for acquisitions                                  $ (8,048,000)
                                                                =============

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES

(16) Valuation and Qualifying Accounts

     For the years ending December 31, 2002, 2003 and 2004, the following is supplementary information regarding valuation and qualifying accounts:


                                        Balance at      Provision for
                                       Beginning of       Doubtful                             Balance at
                                         Period           Accounts          Deductions       End of Period
                                      --------------   ---------------     ------------     ---------------
Allowance for doubtful accounts:
 2002                                 $      951,000   $       467,000     $   (295,000)    $     1,123,000
 2003                                 $    1,123,000   $       483,000     $   (278,000)    $     1,328,000
 2004                                 $    1,328,000   $       136,000     $   (395,000)    $     1,069,000


(17) Commitments and Contingencies

     The Company is also involved in various legal proceedings that arise in the ordinary course of business. Based on the Company's experience, the nature of the Company's current proceedings and its insurance coverage for such matters, the ultimate disposition of these matters should not have a material adverse effect on the Company's financial position, liquidity or results of operations.


(18) Supplementary Financial Information (Unaudited)

     In the opinion of management, the following unaudited quarterly data for the years ended December 31, 2003 and 2004 reflects all adjustments necessary for a fair presentation of the results of operations. All such adjustments are of a normal recurring nature and are consistent with adjustments made to our annual results of operations.


                                                                  For the Quarters Ended 2003
                                                ---------------------------------------------------------------
                                                   March 31,         June 30,   September 30,      December 31,
                                                -------------    -------------  -------------     -------------
Net revenue                                     $  22,346,000    $  22,777,000  $  22,854,000     $  22,767,000
Gross profit                                        7,514,000        7,894,000  $   8,620,000         8,357,000
Income from continuing operations                   1,398,000        1,729,000      2,203,000         1,891,000
Net income                                          1,398,000        1,729,000      2,203,000         1,891,000
Basic earning per share from
 continuing operations                          $        0.18    $        0.23  $        0.29     $        0.25
Diluted earning per share
 from continuing operations                     $        0.18    $        0.22  $        0.28     $        0.24
Weighted average number
 of shares outstanding:
Basic                                               7,588,601        7,607,374      7,626,534         7,637,880
                                                =============    =============  =============     =============
Diluted                                             7,948,933        7,940,262      7,975,890         7,963,622
                                                =============    =============  =============     =============

                   THE KEITH COMPANIES, INC. AND SUBSIDIARIES


                                                                  For the Quarters Ended 2004
                                                ---------------------------------------------------------------
                                                   March 31,         June 30,   September 30,      December 31,
                                                -------------    -------------  -------------     -------------
Net revenue                                     $  22,463,000    $  24,480,000  $  25,549,000     $  24,262,000
Gross profit                                        7,981,000        9,225,000     10,085,000         9,100,000
Income from continuing operations                   1,499,000        2,135,000      2,520,000         2,283,000
Loss from discontinued operations                          --           47,000        110,000           273,000
Net income                                          2,499,000        2,088,000      2,410,000         2,010,000
Basic earnings per share
 from continuing operations                     $        0.19    $        0.27  $        0.32     $        0.29
Diluted earnings per share
 from continuing operations                     $        0.19    $        0.27  $        0.31     $        0.28
Weighted average number of shares outstanding:
Basic                                               7,703,566        7,782,149      7,804,274         7,823,874
                                                =============    =============  =============     =============
Diluted                                             8,004,901        8,020,844      8,038,295         8,093,006
                                                =============    =============  =============     =============